CIG Securities, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 30,848
Accounts receivable	18,727
Receivable from related party	421,432
Prepaid expenses and other	13,936
Deposits with clearing organization	100,500
Total Assets	**$585,443**

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 28,163
Accrued liabilities	27,500
Total Liabilities	**55,663**
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	331,254
Total Stockholder's Equity	**529,780**
Total Liabilities and Stockholder's Equity	**$585,443**

See accompanying notes to statement of financial condition.